Exhibit 34.1

Report of Independent Registered Public Accounting Firm

The Board of Directors

Navient Corporation:

We have examined management’s assessment, included in the accompanying Assertion on Compliance with Regulation AB Criteria, that Navient Solutions, Inc. (the “Company”), a direct wholly owned subsidiary of Navient Corporation, complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the Navient Regulation AB Student Loan Platform (the Platform), as of and for the year ended December 31, 2015, excluding criteria 1122(d)(1)(iii), 1122(d)(2)(ii), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(3)(iii), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 122(d)(4)(xiii), which the Company has determined are not required of the Company under the related transaction agreements for any Platform trust as of and for the year ended December 31, 2015. In addition to the foregoing inapplicable criteria for each Platform trust, with respect to Items 1122(d)(1)(i), 1122(d)(2)(ii), 1122(d)(2)(iv), 1122(d)(2)(v), 1122(d)(2)(vii), 1122(d)(3)(i), 1122(d)(3)(ii), 1122(d)(3)(iv), 1122(d)(4)(iii) and 1122(d)(4)(xv) the Company has concluded that such criteria are not applicable under the related transaction agreements for the SMB Private Education Loan Trust 2014-A transaction. The Company has determined that servicing criterion 1122(d)(1)(v) is applicable to the activities the Company performs with respect to the Platform for all transactions and securities in the Platform, including those issued on or before November 23, 2015 for which compliance was previously assessed under other servicing criteria in accordance with the SEC Division of Corporation Finance’s Manual of Publicly Available Interpretations on Regulation AB and Related Rules, Interpretation 11.03, as applicable, for the 2015 assessment period as of and for the year ended December 31, 2015. Appendix B to the accompanying Assertion on Compliance with Regulation AB Criteria identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2015 is fairly stated, in all material respects.

/s/ KPMG LLP

McLean, VA

March 30, 2016